

June 5, 2013

Via E-mail
Lynne C. Wilson
Chief Financial Officer and Senior Vice President
Marlin Business Services Corp.
300 Fellowship Road
Mount Laurel, NJ 08054

> **Re:** **Marlin Business Services Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 8, 2013**
> **Amendment No. 1 to Form 10-K for the Fiscal Year Ended**
> **December 31, 2012**
> **Filed April 30, 2013**
> **Response dated May 20, 2013**
> **File No. 000-50448**

Dear Ms. Wilson:

We have reviewed your response letter dated May 20, 2013 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 11. Executive Compensation

Compensation Components - Bonus, page 11

1. Your response to prior comment 6 proposes to make certain revisions to future filings in accordance with our comment. However, our comment requested that you revise your executive compensation disclosure in an amendment to the Form 10-K. Therefore, we reissue the comment.

Compensation and Plan Information, page 15

2.   We note your response to prior comment 7. Please note that your analysis is not sufficiently detailed for us to concur with your response. Item 402(a)(3)(iii) of Regulation S-K requires that disclosure be provided for your three most highly compensated executive officers, other than the principal executive officer and the principal financial officer, who were serving as executive officers at the end of the last completed fiscal year. An executive officer is any executive with policy making authority, whether or not an executive officer under your charter and bylaws. Refer to Item 402(a)(3) of Regulation S-K, Instruction 1 to Item 402(a)(3) of Regulation S-K, and Exchange Act Rule 3b-7. Please provide additional detailed analysis supporting your conclusion that you have provided appropriate disclosure for all individuals for whom disclosure is required under Item 402 of Regulation S-K. Alternatively, you may amend the Form 10-K to revise your disclosure in accordance with prior comment 7.

        Please contact David Lin, Staff Attorney, at (202) 551-3552 or me at (202) 551-3698 with any questions.

                                                Sincerely,

                                                /s/Mark Webb

                                                Mark Webb
                                                Legal Branch Chief